# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AEON Biopharma, Inc., CIK 0001837607
CUSIP: 00775E102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 5 Park Plaza, Suite 1750, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 03/24/2025
Filed by CIK 0001985493
Persons authorized to receive notices and communications: Daewoong Co., Ltd., 244, Galmachi-ro, Jungwon-gu,, Seongnam-si, Gyeonggi-do, Korea Republic Of (M5), 13211, 82-02-550-8800

## Reporting persons
- Daewoong Co.,Ltd. ("DWC") (CIK 0001985493): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: other (OO); sole voting power 58,023; shared voting power 91,357; sole dispositive power 58,023; shared dispositive power 91,357; aggregate amount beneficially owned 91,357 (0.9% of the class)
  Comment: DWC owns 52% of DWP outstanding shares, and therefore has beneficial ownership, voting power and dispositive power over the 33,334 shares of Common Stock owned by DWP.
  
  Calculated based on 10,532,802 shares of the Issuer's common stock outstanding as of March 21, 2025, as reported in the Issuer's annual report on Form 10-K as filed with the SEC on March 24, 2025.
- Daewoong Pharmaceutical Co. Ltd ("DWP"): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: other (OO); sole voting power 33,334; shared voting power 0; sole dispositive power 33,334; shared dispositive power 0; aggregate amount beneficially owned 33,334 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: AEON Biopharma, Inc.
Address of issuer's principal executive offices: 5 Park Plaza, Suite 1750, Irvine, California (CA), 92614
Comment:
This Amendment No. 1 (this "Amendment") is being filed as an amendment to the initial Statement on Schedule 13D of the Reporting Persons as filed with the Securities and Exchange Commission (the "SEC") on July 28, 2023 (this "Schedule 13D") relating to the common stock, par value $0.0001 per share ("Common Stock"), of AEON Biopharma Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 5 Park Plaza, Suite 1750, Irvine, CA 92614.

This Amendment is being filed to report that, as a result of dilution from a public offering of Common Stock by the Issuer completed on January 7, 2025 and reported in the Issuer's annual report on Form 10-K as filed with the SEC on March 24, 2025, the Reporting Persons' beneficial ownership of the Common Stock decreased to less than 1% of the outstanding shares of Common Stock as of March 21, 2025 and has remained below 1% at all times from March 21, 2025 through the filing date of this Amendment. This Amendment also updates the ownership amounts of the Reporting Persons after giving effect to the 1-for-72 reverse stock split on February 24, 2025. The Reporting Persons did not engage in any transactions in the Issuer's securities subsequent to the filing of the Schedule 13D on July 28, 2023 through March 24, 2025.

Item 5 of the Schedule 13D is hereby amended and supplemented to read as follows:

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages of beneficial ownership reported in this Schedule 13D were calculated based upon 10,532,802 shares of Common Stock issued and outstanding as of March 21, 2025, as reported in Issuer's annual report on Form 10-K as filed with the SEC on March 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock, as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: There have been no transactions with respect to Shares of the Issuer within the last 60 days by the Reporting Persons, other than the Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer as described in Item 6 below.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 5, no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Upon Contracts With Respect to Securities of the Issuer: Pursuant to a subscription agreement entered into by and between Daewoong Pharmaceutical Co., Ltd. ("DWP"), the Issuer and AEON Biopharma Sub, Inc., a subsidiary of the Company ("AEON Sub"), on March 24, 2024, DWP acquired a senior secured convertible note (the "Convertible Note" or "$5.0 million Note") in the principal amount of $5.0 million, which is convertible into shares of the Issuer's Common Stock, subject to certain conditions and limitations set forth in the $5.0 million Note as further described in the Issuer's Current Report on Form 8-K as filed with the SEC on March 28, 2024.

Upon Contracts With Respect to Securities of the Issuer: Pursuant to a subscription agreement entered on March 24, 2024 into by and between DWP, the Issuer and AEON Sub, and pursuant to the Issuer's compliance with certain conditions set forth in the subscription agreement, DWP acquired a senior secured convertible note (the "Subsequent Convertible Note" or "$10.0 million Note") in the principal amount of $10.0 million on April 12, 2024, which is convertible into shares of the Issuer's Common Stock, subject to certain conditions and limitations set forth in the $10.0 million Note as further described in the Issuer's Current Report on Form 8-K as filed with the SEC on April 17, 2024.

Upon Contracts With Respect to Securities of the Issuer: As previously disclosed in the Issuer's Current Report on Form 8-K as filed with the SEC on December 15, 2025, the Issuer and AEON Sub entered into an Exchange Agreement on December 15, 2025 (the "Exchange Agreement") with DWP pursuant to which the Convertible Notes held by DWP would be exchanged for (the "Exchange") (i) newly issued shares of Common Stock of the Issuer equal to (x) the principal and accrued interest of the Convertible Notes as of the closing of the Exchange (as defined below) less (y) the principal amount of the New Convertible Note (as defined below), divided by $1.00, and then multiplied by 1.3 (and rounded down to the nearest whole share of Common Stock) and/or pre-funded warrants to purchase shares of Common Stock (the "Pre-Funded Warrants") in lieu of any shares of Common Stock that would result in DWP's beneficial ownership of Common Stock exceeding 49.99% (the "Exchange Shares"), (ii) a new senior secured convertible note for $1,500,000 (the "New Convertible Note"), and (iii) warrants to purchase up to 8,000,000 shares of Common Stock at an exercise price of $1.09392 per share (the "Common Stock Warrant"). The consummation of the Exchange is subject to the approval of the Issuer's stockholders. The Issuer estimates that the number of Exchange Shares will be approximately 23.1 million, assuming the vote of the Issuer's stockholders to approve the Exchange occurs at the Issuer's meeting of stockholders expected to be held on January 21, 2026. At the closing of the Exchange (the "Closing"), DWP agrees that the Convertible Notes and Subsequent Convertible Notes will be immediately and automatically terminated. Upon completion of a bona-fide third-party financing for aggregate gross cash proceeds to the Issuer of at least $30.0 million (a "Qualified Financing"), the New Convertible Note shall automatically convert into a number of shares of Common Stock or Pre-Funded Warrants equal to: (i) one and three tenths (1.3) multiplied by (ii) the quotient of (a) the principal amount of the New Convertible Note and all accrued and unpaid interest to be converted divided by (b) the per share price of the Common Stock sold in the Qualified Financing.

Except as disclosed in this Schedule 13D and Amendment (Including Item 6.), or as set forth in or contemplated in SEC filings submitted by AEON Biopharma or DWC, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer.

## Signatures
- Daewoong Co.,Ltd. ("DWC"): /s/ Kyu Sung Lim, Kyu Sung Lim/Authorized Signatory of Daewoong Co., Ltd. (01/23/2026)
- Daewoong Pharmaceutical Co. Ltd ("DWP"): /s/ Woo Hyun Kim, Woo Hyun Kim/Authorized Signatory of Daewoong Pharmaceutical Co., Ltd. (01/23/2026)